UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 1)*

              KINDRED HEALTHCARE, INC. (formerly Vencor, Inc.)
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                              (Name of Issuer)

                  Common Stock, par value $0.25 per share
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                       (Title of Class of Securities)

                                494580 10 3
                    -----------------------------------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

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                             November 14, 2001
          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 494580 10 3                             Page 2 of 10 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Appaloosa Management L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           4,996,822

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,996,822

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,996,822

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.1%

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 494580 10 3                             Page 3 of 10 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Appaloosa Partners Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION



  NUMBER OF      7  SOLE VOTING POWER

   SHARES           4,996,822

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,996,822

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,996,822

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.1

14  TYPE OF REPORTING PERSON

    CO

                             SCHEDULE 13D

CUSIP No. 494580 10 3                             Page 2 of 10 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    David A. Tepper

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION



  NUMBER OF      7  SOLE VOTING POWER

   SHARES           4,996,822

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,996,822

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,996,822

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.1%

14  TYPE OF REPORTING PERSON

    IN

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.25 per share (the "Common Stock"), of Kindred Healthcare, Inc., a Delaware corporation, formerly Vencor, Inc. (the "Company"), and amends the Schedule 13D filed on April 26, 2001 (the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

          Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Unchanged.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding the following:

          The Company filed a Registration Statement on Form S-3 (No. 333-68838) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"), which, as subsequently amended, was declared effective on November 7, 2001, relating to the offer and sale of Common Stock. The Registration Statement covered the sale of 1,750,000 shares of Common Stock by the Company and 1,496,000 shares of Common Stock by certain stockholders of the Company. In accordance with the Registration Rights Agreement, the Company included 500,000 of the Purchasers' shares of Common Stock in the Registration Statement.

          In connection with the Registration Statement, on November 7, 2001 the Purchasers, the Company, certain other stockholders of the Company and the Underwriters named therein (the "Underwriters") entered into an underwriting agreement (the "Underwriting Agreement") for the sale, in an underwritten public offering (the "Offering"), of 1,750,000 shares of Common Stock by the Company and 1,496,000 shares of Common Stock by the selling stockholders, including 500,000 shares of Common Stock by the Purchasers, to the Underwriters named in Schedule B thereto, at a purchase price of $46.00 per share (less underwriting discounts and commissions).

          On October 22, 2001, as an inducement to the Underwriters to execute the Underwriting Agreement, the Purchasers executed a Lock-Up Agreement (the "Lock-Up Agreement") wherein they agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock for a period of 90 days following the date of the final prospectus used in the Offering. In addition, during this period the Purchasers have also agreed not to make any demand for or exercise any right with respect to, the registration of any Registrable Securities or any security convertible into or exercisable or exchangeable for the Registrable Securities.

          The foregoing descriptions of the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreement are qualified in their entirety by reference to copies of the agreements, which are included herewith as Exhibits III, IV, V, VI and VII respectively, and are specifically incorporated by reference herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated in its entirety as follows:

          The percentages set forth in this Item 5 are based on 17,350,000 shares of Common Stock outstanding, consisting of (i) 15,600,000 shares of Common Stock outstanding as of June 30, 2001, as reported in the Registration Statement, and (ii) the issuance and sale by the Company of 1,750,000 shares of Common Stock pursuant to the Underwriting Agreement. If the Underwriters exercise in full their option to acquire an additional 487,035 shares of Common Stock from the Company, which option may be exercised at any time through December 7, 2001, then there will be 17,837,035 shares of Common Stock outstanding.

          (a) The Purchasers are the beneficial owners of 2,475,428 shares of Common Stock. Additionally, upon exercise of the New Warrants, the Purchasers would beneficially own an additional 2,521,394 shares of Common Stock. Therefore, as of the date hereof, the Reporting Persons' beneficial ownership constitutes 4,996,822 shares or approximately 25.1% of the issued and outstanding Common Stock (24.5% if the Underwriters exercise their option in full).

          Reference is made to the response in Item 6 of the Schedule 13D, which is hereby incorporated herein, for a description of the terms of the New Warrant Agreement described therein.

          (b) The Manager, API and Mr. Tepper may be deemed to have sole voting and dispositive power with respect to 4,996,822 shares of Common Stock.

          (c) Since the last filing on Schedule 13D, the following transactions have taken place:

               (i) On or about May 21, 2001 ("Transaction Date"), pursuant to the Company's 2001 Stock Option Plan for Non-Employee Directors, Mr. Tepper and James Bolin ("Mr. Bolin"), in consideration for their service as directors of the Company, each was granted a non-qualified stock option with respect to 10,000 shares of Common Stock at an exercise price of $32.00 per share. Mr. Tepper and Mr. Bolin immediately assigned their right, title and interest in the options to the Purchasers. The options vest ratably on each of the first, second, third, and fourth anniversaries of the Transaction Date. The Company's 2001 Stock Option Plan for Non-Employee Directors and Amendment No. 1 thereto are included herewith as Exhibits VIII and IX respectively, and are specifically incorporated by reference herein.

               (ii) As more fully described in Item 4 above, the Purchasers sold 500,000 shares of Common Stock at $46.00 per share (less underwriting discounts and commissions) in the Offering.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


          Item 6 is hereby amended by adding the following:

          All 4,996,822 shares of Common Stock beneficially owned by the Reporting Persons have been registered by the Company on a registration statement on Form S-3 (No. 333-69646) which was declared effective by the SEC on November 7, 2001.

          Reference is hereby made to the description of the agreements described in Item 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended and restated in its entirety as follows:

          1.  Schedule I   -  Joint Filing Agreement.*

          2.  Exhibit I    -  Plan of Reorganization.*

          3.  Exhibit II   -  New Warrant Agreement.*

          4.  Exhibit III  -  Registration Rights Agreement.*

          5.  Exhibit IV   -  Amendment No. 1 to the Registration Rights
                              Agreement.**

          6.  Exhibit V    -  Amendment No. 2 to the Registration Rights
                              Agreement.**

          7.  Exhibit VI   -  Underwriting Agreement.***

          8.  Exhibit VII  -  Lock-Up Agreement.***

          9.  Exhibit VIII -  2001 Stock Option Plan for Non-Employee
                              Directors.**

          10. Exhibit IX   -  Amendment No. One to 2001 Stock Option Plan
                              for Non-Employee Directors.**


          * Filed in the Reporting Persons' Schedule 13D, dated as of April 26, 2001, and incorporated herein by reference.

          ** Filed in Kindred Healthcare, Inc.'s Registration Statement (No. 333-68838), and incorporated herein by reference.

          ***   Filed herewith.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2001

                                    APPALOOSA MANAGEMENT L.P.


                                    By:   APPALOOSA PARTNERS INC.,
                                          Its General Partner


                                    By:         /s/ David A. Tepper
                                          ------------------------------------
                                          Name:   David A. Tepper
                                          Title:  President


                                    APPALOOSA PARTNERS INC.


                                    By:         /s/ David A. Tepper
                                          ------------------------------------
                                          Name:   David A. Tepper
                                          Title:  President


                                                /s/ David A. Tepper
                                          ------------------------------------
                                          David A. Tepper

                                 EXHIBIT IV

            AMENDMENT NO. 1 TO THE REGISTRATION RIGHTS AGREEMENT

     Pursuant to Rule 12b-32 under the Act, the Amendment No. 1 to the Registration Rights Agreement filed by the Company as Exhibit 4.5 to its Registration Statement (No. 333-68838) is
                     incorporated herein by reference.

                                 EXHIBIT V

            AMENDMENT NO. 2 TO THE REGISTRATION RIGHTS AGREEMENT

     Pursuant to Rule 12b-32 under the Act, the Amendment No. 2 to the Registration Rights Agreement filed by the Company as Exhibit 4.6 to its Registration Statement (No. 333-68838) is
                     incorporated herein by reference.

                                EXHIBIT VIII

             2001 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

   Pursuant to Rule 12b-32 under the Act, the 2001 Stock Option Plan for
     Non-Employee Directors filed by the Company as Exhibit 4.13 to its
                 Registration Statement (No. 333-68838) is
                     incorporated herein by reference.

                                 EXHIBIT IX

                            AMENDMENT NO. ONE TO
             2001 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

    Pursuant to Rule 12b-32 under the Act, the Amendment No. One to the 2001 Stock Option Plan for Non-Employee Directors filed by the Company as Exhibit 4.14 to its Registration Statement (No. 333-68838) is
                     incorporated herein by reference.